UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025
Commission File Number: 001-33869

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STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

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Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 1, 2025, Star Bulk Carriers Corp. (the “Company”) mailed an amendment (the “Amendment”) to the Company’s Proxy Statement (the “Proxy Statement”) to reduce the quorum requirement for a stockholders’ meeting from a majority to one-third of the issued and outstanding shares entitled to vote at the meeting, which was approved by the Company’s Board of Directors on April 28, 2025. Copies of the Proxy Statement and the Amendment are attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2025

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
Name:	Simos Spyrou
Title:	Co-Chief Financial Officer

Exhibit Number	Description
99.1	The Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of the Company

99.2	Amendment to Proxy Statement